January 9, 2006

                                                        Thomas J. Poletti
                                                        310.552.5045
                                                        Fax:  310.552.5001
                                                        tpoletti@klng.com

Via Edgar and Fed Ex

Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attn:  John Reynolds

Re:      SRKP 3, Inc.
         Registration Statement on Form SB-2
         File Number:  333-126441
         Amendment No. 2 filed November 2, 2005

Dear Mr. Reynolds:

On behalf of SRKP 3, Inc. (the "Company") we hereby transmit for filing Amendment No. 3 to Form SB-2 filed July 7, 2005 ("Amendment No. 3"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 3 (marked to show changes and additions from Amendment No. 2 to the Registration Statement filed November 2, 2005 ("Amendment No. 2")). We have been advised that changes in Amendment No. 3 from Amendment No. 2, as submitted herewith in electronic format, have been tagged.

Based upon the Staff's review of Amendment No. 2, the Commission issued a comment letter dated December 16, 2005. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 3.

General

      1.    Comment: Please provide a current consent in any amendment.

            Response: Further to the request of the Staff, we have included an updated consent with Amendment No. 3.

Blank Check Company Experience, page 20

      2. Comment: We note your response to comment number five of our prior letter dated October 11, 2005. Identify all persons who share "beneficial ownership" as defined in Rule 13d-3, of the shares owned by TMC Holdings Ltd. This includes all natural persons, who, directly or indirectly, through any contract, arrangement, understanding, relationship or

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Office of Emerging Growth Companies
Securities and Exchange Commission
January 9, 2006
Page 2


            otherwise, have or share voting power and/or investment power over the shares attributed to TMC Holdings Ltd. If any additional persons you name are not natural persons, name the natural persons who ultimately control that non-natural person. Note the guidance provided in Rule 13d-3 [and General Instruction C to Schedule 13D.]

            Response: The following persons are the sole shareholders and beneficial owners of TMC Holdings Ltd.:

             Guido Dalessio

             Brad Stewart

Financial Statements
Statement of cash flows, F-6

      3. Comment: Please revise to include the statement of cash flows for the three-months ended September 30, 2005. Refer to Item 310(b) of Regulation S-B.

            Response: In referring to Item 310 (b) of Regulation S-B, the statement of cash flows should include cash flows from operating, investing and financing activities as well as cash at the beginning and end of each period and the increase or decrease in such balance.

            The period begins April 29, 2005 (Inception) and ends on September 30, 2005; therefore, the most recent interim quarter is not required.

            Please note the heading incorrectly states March 9, 2005 as the inception date. We are making the correction to April 29, 2005.

Notes to financial statements

      4. Comment: Provide a representation of management that all adjustments necessary for a fair statement of results for the interim period have been included. Refer to Instruction 2 to Item 310(b) of Regulation S-B.

            Response: We note your comment and have revised Note 1 - Summary of Significant Accounting Policies, to include the following paragraph (see page F-7):

            "Unaudited Interim Financial Statements

            In the opinion of management, the unaudited interim financial statements for the periods ended September 30, 2005 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of such periods. The

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Office of Emerging Growth Companies
Securities and Exchange Commission
January 9, 2006
Page 3


            results of operations for the periods ended September 30, 2005 are not necessarily indicative of the results to be expected for the period ending December 31, 2005."

If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti

cc:      Richard Rappaport, SRKP 3, Inc.